Exhibit 4(a)(3)

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Home Office: Cincinnati, Ohio

Administrative Office: [P.O. Box 5423, Cincinnati, Ohio 45201-5423]

WITHDRAWAL ORDER ENDORSEMENT

The CASH BENEFIT section of your Contract is revised to add the following new provision effective [May 1, 2023][as of the Contract Effective Date]:

Order of Withdrawals from Indexed Strategies

When the Contract provides for withdrawals to be taken from Indexed Strategies, unless you tell us otherwise by a Request in Good Order, such withdrawals shall be taken first from those Indexed Strategies having the shortest Term.

This is part of your Contract. It is not a separate contract. It changes the Contract only as and to the extent stated. In all cases of conflict with the other terms of the Contract, the provisions of this Endorsement shall control.

Signed for us at our office as of the Endorsement effective date specified above.

[ ]	[ ]
[Mark F. Muething]	[John P. Gruber]
[President]	[Secretary]

E1848822NW